SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXVI fixed Rate Notes in a principal amount of USD 40,583,296 due 2025.

The Company informs that on February 18, 2025, will start the payment of the sixth installment of interests and capital amortization related to the Series XXXVI Notes issued on February 18, 2022.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 18, 2025
Number of service to be paid:	Sixth installment of interests & Capital amortization
Period comprised by the payment:	August 18, 2024 / February 18, 2025
Concept of payment:	Interest & Capital
Payment Currency:	USD
Outstanding Capital:	USD 0
Annual Nominal Interest Rate:	2.00%
Interest being paid	USD 409,168.57
Capital being paid	USD 40,583,296

Interests will be paid to the noteholders at whose name the Notes were registered on February 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 11, 2025